                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)/1/



                           HEALTHEON/WEBMD CORPORATION
                   -------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         -------------------------------
                         (Title of Class of Securities)
                                    422209106
                                   ---------
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                          c/o News America Incorporated
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000
                                 --------------
                                 with copies to:
                             Joel I. Papernik, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   January 26, 2000
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------

1    Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons

     The News Corporation Limited
--------------------------------------------------------------------------------
    2  Check the Appropriate Box if a Member of a Group
       []                                                   (a)
                                                            (b)     []
--------------------------------------------------------------------------------
    3  SEC Use Only
--------------------------------------------------------------------------------
    4  Source of Funds
       WC, OO
--------------------------------------------------------------------------------
    5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e)
                                                                    []
--------------------------------------------------------------------------------
    6  Citizenship or Place of Organization
       South Australia, Australia
--------------------------------------------------------------------------------
 Number of
  Shares               7  Sole Voting Power
Beneficially              23,282,645/1/
 Owned by            -----------------------------------------------------------
   Each
 Reporting             8  Shared Voting Power
Person with               -0-
                     -----------------------------------------------------------
                       9  Sole Dispositive Power
                          23,282,645/1/
                     -----------------------------------------------------------
                      10  Shared Dispositive Power
                          -0-
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by Each Reporting Person
        23,282,645/1/
--------------------------------------------------------------------------------
    12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
    13  Percent of Class Represented by Amount in Row (11)
        13.1%/2/
--------------------------------------------------------------------------------
    14  Type of Reporting Person
        CO
--------------------------------------------------------------------------------

--------------------------
/1/ Consists of 2,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock"), of Healtheon/WebMD Corporation ("Healtheon/WebMD") issued pursuant to the Purchase Agreement (as hereinafter defined) and 21,282,645 shares of Common Stock into which 155,951 shares of Series A Payment-in-Kind Preferred Stock, par value $.0001 per share ("Series A Preferred Stock") issued pursuant to the Purchase Agreement are convertible.


/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    News America Incorporated/13-3249610
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
2   []                                                           (a)
                                                                 (b)    []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
     WC, OO
--------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                        []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                      7  Sole Voting Power
  Shares                           23,282,645/1/
Beneficially                  --------------------------------------------------
 Owned by
   Each                         8  Shared Voting Power
 Reporting                        -0-
Person with                   --------------------------------------------------

                                9  Sole Dispositive Power
                                   23,282,645/1/
                              --------------------------------------------------

                               10  Shared Dispositive Power
                                  -0-
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person
    23,282,645/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    13.1%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

/1/ Consists of 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement and 21,282,645 shares of Common Stock into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    K. Rupert Murdoch
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    []                                                      (a)
                                                            (b)  []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                 []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
 Number of                      7    Sole Voting Power
  Shares                             23,282,645/1/
Beneficially                  --------------------------------------------------
 Owned by
  Each                          8    Shared Voting Power
 Reporting                           -0-
Person with                   --------------------------------------------------

                                9    Sole Dispositive Power
                                     23,282,645/1/
                              --------------------------------------------------

                               10    Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    23,282,645/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    13.1%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    IN
--------------------------------------------------------------------------------


/1/ Consists of 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement and 21,282,645 shares of Common Stock into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.


/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible

--------------------------------------------------------------------------------
1   Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
    Fox Entertainment Group, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                            (a) []
                                                            (b) []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            13,899,477/1/
Beneficially                  --------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   --------------------------------------------------

                               9    Sole Dispositive Power
                                    13,899,477/1/
                              --------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    13,899,477/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    7.8%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

/1/ Consists of 13,899,477 shares of Common Stock into which 101,850 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

--------------------------------------------------------------------------------

1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    Fox Broadcasting Company
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                            (a) []
                                                            (b) []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            9,844,269/1/
Beneficially                  --------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   -------------------------------------------------
                               9    Sole Dispositive Power
                                    9,844,269/1/
                              -------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    9,844,269/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    5.5%2
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

/1/ Consists of 9,844,26 shares of Common Stock into which 72,135 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    AHN/FIT Cable, LLC
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                            (a) []
                                                            (b) []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            3,892,945/1/
Beneficially                  -------------------------------------------------
  Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   -------------------------------------------------

                               9    Sole Dispositive Power
                                    3,892,945/1/
                              -------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    3,892,945/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    2.2%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    OO
--------------------------------------------------------------------------------

/1/ Consists of 3,892,94 shares of Common Stock into which 28,526 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    AHN/FIT Internet, LLC
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                            (a) []
                                                            (b) []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            162,263/1/
Beneficially                  -------------------------------------------------
 Owned by
  Each                         8    Shared Voting Power
 Reporting                          -0-
Person with                   -------------------------------------------------

                               9    Sole Dispositive Power
                                    162,263/1/
                              -------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    162,2631
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.1%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    OO
--------------------------------------------------------------------------------


/1/ Consists of 162,263 shares of Common Stock into which 1,189 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                       Pursuant to Section 13(d) of the
                       Securities Exchange Act of 1934

                                 in respect of

                          HEALTHEON/WEBMD CORPORATION

                            Introductory Statement
                            ----------------------

       On January 26, 2000, The News Corporation Limited ("News Corporation"), News America Incorporated ("NAI"), Fox Entertainment Group, Inc. ("FEG"), Fox Broadcasting Company ("FBC"), AHN/FIT Cable, LLC ("AHN/FIT Cable"), AHN/FIT Internet, LLC ("AHN/FIT Internet") and Eastrise Profits Limited ("Eastrise") consummated a transaction with Healtheon/WebMD Corporation ("Healtheon/WebMD") and two of its wholly-owned subsidiaries, Healtheon/WebMD Cable Corporation and Healtheon/WebMD Internet Corporation, in which NAI purchased 2,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock"), of Healtheon/WebMD, and certain of them purchased an aggregate of 155,951 shares of Series A Payment-in-Kind Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"). The Series A Preferred Stock is entitled to quarterly dividends, payable in additional shares of Series A Preferred Stock, at an annual rate of 10.5% and will automatically convert into shares of Common Stock on January 26, 2003, or earlier upon the occurrence of certain events. The powers, designations, preferences and rights of the Series A Preferred Stock are set forth in the Certificate of Designations of Healtheon/WebMD (the "Series A Certificate of Designations") filed with the Secretary of State of the State of Delaware on January 25, 2000. After giving effect to the payment of in-kind dividends on the 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement, the 155,951 shares of Series A Preferred Stock will convert into an aggregate of 21,282,645 shares of

Common Stock, subject to adjustment under certain circumstances. Each share of Series A Preferred Stock is entitled to vote with the Common Stock on an "as converted" basis from the date of issuance (i.e., each share of Series A Preferred Stock initially carries approximately 136.5 votes). By virtue of the fact that each share of Series A Preferred Stock is entitled to vote with the Common Stock on an "as converted" basis, the Reporting Persons (as hereinafter defined) are deemed to be the beneficial owners of the shares of Common Stock into which the shares of Series A Preferred Stock held by them are convertible and such shares of Common Stock are deemed to be outstanding for purposes hereof. The subject transaction took place pursuant to the Purchase Agreement dated January 26, 2000 (the "Purchase Agreement"), by and among Healtheon/WebMD and its wholly owned subsidiaries, Healtheon/WebMD Cable Corporation and Healtheon/WebMD Internet Corporation, News Corporation, NAI, FEG, FBC, AHN/FIT Cable, AHN/FIT Internet and Eastrise. Immediately following the consummation of the transactions under the Purchase Agreement, Eastrise transferred to NAI all of the shares of Series A Preferred Stock acquired by it.

       The descriptions of, and reference to, certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.  Security and Issuer.
         -------------------

       The title of the class of equity securities to which this statement relates is the Common Stock of Healtheon/WebMD. The address of the principal executive offices of Healtheon/WebMD is 400 The Lenox Building, 3399 Peachtree Road, Atlanta, Georgia 30326.

Item 2.  Identity and Background.
         -----------------------

       This statement is being filed by (i) News Corporation, a South Australia, Australia corporation, with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York, 10036, (iii) NAI, a Delaware corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York, 10036, (iv) FEG, a Delaware corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, (v) FBC, a Delaware corporation, with an address at 10201 West Pico Boulevard, Los Angeles, California 90035, (vi) AHN/FIT Cable, a limited liability company organized under the laws of the state of Delaware, with an address at 1440 S. Sepulveda Blvd., Los Angeles, California 90025, and (vii) AHN/FIT Internet, a limited liability company organized under the laws of the state of Delaware, with an address at 1440 S. Sepulveda Blvd., Los Angeles, California 90025. News Corporation, K. Rupert Murdoch, NAI, FEG, FBC, AHN/FIT Cable, and AHN/FIT Internet are referred to herein collectively as the "Reporting Persons." With respect to each Reporting Person who is a natural person and each director and executive officer of each Reporting Person, such person's name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

       News Corporation is a diversified global media company with operations in the United States, Canada, the United Kingdom, Australia, Latin America and the Pacific basin principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of various popular online services.

       Approximately 30% of the voting stock of News Corporation is owned by (i) Mr. Murdoch and members of his family, (ii) (A) Cruden Investments Pty. Limited ("Cruden"), which is a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities, and (B) a subsidiary of Cruden; and (iii) a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

       NAI is a company 100% owned by News Corporation through certain intermediaries. NAI is the principal subsidiary of News Corporation in the United States whose affiliates and subsidiaries conduct a substantial portion of the United States activities of News Corporation.

       FEG is a diversified entertainment company principally engaged in the development, production and worldwide distribution of feature films and television programming, television broadcasting and cable network programming. NAI indirectly owns securities representing 82.8% of the equity and 97.8% of the voting power of FEG.

       FBC, a wholly-owned subsidiary of FEG, operates the FOX television network.

       AHN/FIT Cable is a holding company whose principal assets consist of 28,526 shares of Series A Preferred Stock and a 50% member interest in The Health Network LLC, a Delaware limited liability company, which owns and operates The Health Network television service. The other 50% member interest in The Health Network LLC is held by the Healtheon/WebMD Cable Corporation, a wholly-owned subsidiary of Healtheon/WebMD. FEG is the holder of a 50% membership interest in AHN/FIT Cable and is its managing member. The other 50% membership interest in AHN/FIT Cable is held by AHN Holdings, LLC, a Delaware limited liability company ("AHN Holdings") which the Reporting Persons do not control.

       AHN/FIT Internet is a holding company whose principal assets consist of 1,189 shares of Series A Preferred Stock and a 50% member interest in The H/W Health & Fitness LLC, a Delaware limited liability company, which owns and operates an Internet business at the URL site www.thehealthnetwork.com. The other 50% member interest in The H/W Health & Fitness LLC is held by the Healtheon/WebMD Internet Corporation, a wholly-owned subsidiary of Healtheon/WebMD. FEG is the holder of a 50% membership interest in AHN/FIT Internet and is its managing member. The other 50% membership interest in AHN/FIT Internet is held by AHN Holdings.

       During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source or Amount of Funds or Other Consideration.
          ------------------------------------------------

       Healtheon/WebMD, its wholly-owned subsidiaries Healtheon/WebMD Cable Corporation and Healtheon/WebMD Internet Corporation, News Corporation, NAI, FEG, FBC, Eastrise, AHN/FIT Cable and AHN/FIT Internet entered into the Purchase Agreement pursuant to which NAI acquired 2,000,000 shares of Common Stock and FBC, AHN/FIT Cable, AHN/FIT Internet and Eastrise acquired an aggregate of 155,951 shares of Series A Preferred Stock (the "Preferred Shares," and together with the shares of Common Stock, the "Shares"). The consideration for the purchase of the Shares consisted of the payment of $100,000,000 cash, which was paid out of the working capital of NAI, the transfer by AHN/FIT Cable of a 50% member interest in The Health Network LLC, the transfer by AHN/FIT Internet of a 50% member interest in H/W Health & Fitness LLC, and the execution and delivery of various agreements pursuant to which certain of the Reporting Persons agreed to procure or provide media services such as advertising and promotion, management services, and intellectual property licenses to certain content owned by News Corporation, its subsidiaries and affiliates. Immediately following the consummation of the transaction, the shares of Series A Preferred Stock acquired by Eastrise pursuant to the Purchase Agreement were transferred to NAI.

 Item 4.  Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired beneficial ownership of the securities for the purpose of investment. Pursuant to the Series A Certificate of Designations, the Reporting Persons may not transfer their interest in the Series A Preferred Stock, or in the Common Stock which they acquire upon conversion of the Series A Preferred Stock, except to controlled affiliates, until the third anniversary of the transaction date, or earlier under certain circumstances.

     Subject to the Purchase Agreement and the other agreements referenced in
Item 6 below, the Reporting Persons intend to continuously review their investment in Healtheon/WebMD, and may in the future determine to (i) acquire additional securities of Healtheon/WebMD through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of Healtheon/WebMD owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, Healtheon/WebMD's financial condition, business, operations and prospects, other developments concerning Healtheon/WebMD and the Internet business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of Healtheon/WebMD. See
Item 6.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Healtheon/WebMD or the disposition of securities of Healtheon/WebMD; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Healtheon/WebMD or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Healtheon/WebMD or any of its subsidiaries; (d) any change in the Board of Directors or management of Healtheon/WebMD, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of Healtheon/WebMD; (e) any material change in the present capitalization or dividend policy of Healtheon/WebMD; (f) any other material change in Healtheon/WebMD's business or corporate structure; (g) changes in Healtheon/WebMD's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Healtheon/WebMD by any person; (h) a class of securities of Healtheon/WebMD being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Healtheon/WebMD becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

        After giving effect to the consummation of the transactions contemplated by the Purchase Agreement and the transfer to NAI of the shares of Series A Preferred Stock acquired thereunder by Eastrise, (a) News Corporation is the beneficial owner of an aggregate of 23,282,645 shares of Common Stock, representing a 13.1% interest in Healtheon/WebMD, consisting of (i) 2,000,000 shares of Common Stock and 7,383,168 shares of Common Stock issuable upon the conversion of 54,101 shares of Series A Preferred Stock held by NAI (the "NAI Shares"), (ii) 9,844,269 shares of Common Stock issuable upon the conversion of 72,135 shares of Series A Preferred Stock held by FBC (the "FBC Shares"), (iii) 3,892,945 shares of Common Stock issuable upon the conversion of 28,526 shares of Series A Preferred Stock held by AHN/FIT Cable (the "AHN/FIT Cable Shares") and (iv) 162,263 shares of Common Stock issuable upon the conversion of 1,189 shares of Series A Preferred Stock held by AHN/FIT Internet (the "AHN/FIT Internet Shares"); (b) Mr. Murdoch may be deemed the beneficial owner of an aggregate of 23,282,645 shares of Common Stock of Healtheon/WebMD, representing a 13.1% interest in Healtheon/WebMD, consisting of the NAI Shares, the FBC Shares, the AHN/FIT Cable Shares and the AHN/FIT Internet Shares; (c) NAI is the beneficial owner of an aggregate of 23,282,645 shares of Common Stock, representing a 13.1% interest in Healtheon/WebMD, consisting of the NAI Shares the FBC Shares, the AHN/FIT Cable Shares and the AHN/FIT Internet Shares; (d) FEG is the beneficial owner of an aggregate of 13,899,477 shares of Common Stock, representing a 7.8% interest in Healtheon/WebMD, consisting of the FBC Shares, the AHN/FIT Cable Shares and the AHN/FIT Internet Shares; (e) FBC is the beneficial owner of an aggregate of 9,844,269 shares of Common Stock, representing a 5.5% interest in Healtheon/WebMD, consisting of the FBC Shares; (f) AHN/FIT Cable is the beneficial owner of an aggregate of 3,892,945 shares of Common Stock, representing a 2.2% interest in Healtheon/WebMD, consisting of the AHN/FIT Cable Shares; and (g) AHN/FIT Internet is the beneficial owner of an aggregate of 162,263 shares of Common Stock, representing a 0.1% interest in Healtheon/WebMD, consisting of the AHN/FIT Internet Shares. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 178,165,571./3/

-----------------------
/3/ Calculated based on (i) 154,882,926 shares of Common Stock outstanding on January 26, 2000, (ii) 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement; and (iii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

       Other than as stated above, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

       The Series A Certificate of Designations prohibits the holders of the Series A Preferred Stock from transferring such shares, or any securities which such shares may be converted into until the first to occur of (i) one year after the consummation of a change of control of Healtheon/WebMD, as determined pursuant to the Series A Certificate of Designations, (ii) the liquidation, dissolution or winding up, whether voluntary or involuntary, of Healtheon/WebMD or (iii) January 26, 2003.

       According to the terms of the Amended and Restated Operating Agreement of The Health Network LLC, within 45 days of the fifth anniversary of the Purchase Agreement (i.e., January 26, 2005), AHN/FIT Cable has the right to put its 50% member interest to the other 50% member, Healtheon/WebMD Cable Corporation, and Healtheon/WebMD Cable Corporation has the right to call AHN/FIT Cable's 50% member interest therein, in either case the consideration for the transfer of such interest would be shares of common stock, up to 8,291,939 additional shares of Common Stock of Healtheon/WebMD.

       According to the terms of the Operating Agreement of WebMD International LLC, IJV Holdings, Inc., a wholly-owned subsidiary of NAI, may, under certain circumstances, have the right, after the fifth anniversary of the Purchase Agreement (i.e., January 26, 2005) to put its 50% member interest to the other 50% member, HW International Holdings, Inc., a wholly-owned subsidiary of Healtheon/WebMD, for 2,000,000 additional shares of Common Stock of Healtheon/WebMD.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

 Document                                                            Exhibit No.
 --------                                                            -----------

 Purchase Agreement, dated as of January 26, 2000, by and among
 Healtheon/WebMD Corporation, Healtheon/WebMD Cable Corporation,
 Healtheon/WebMD Internet Corporation, The News Corporation Limited, Fox Entertainment Group, Inc., Fox Broadcasting Company, Eastrise Profits
 Limited, AHN/FIT Cable, LLC and AHN/FIT Internet, LLC                      A
--------------------------------------------------------------------------------

 Certificate of Designation of Series A Payment-in-Kind                     B
 Preferred Stock of Healtheon/WebMD
--------------------------------------------------------------------------------

 Power of Attorney, dated as of February 3, 2000 by K.                      C
 Rupert Murdoch
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000

                              THE NEWS CORPORATION LIMITED



                              By: /s/ Arthur M. Siskind
                                  ---------------------------
                              Name:  Arthur M. Siskind
                              Title: Director

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000


                                    /s/ K. Rupert Murdoch
                                    ------------------------------
                                    K. Rupert Murdoch

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000

                              NEWS AMERICA INCORPORATED



                              By: /s/ Lawrence A. Jacobs
                                -----------------------------
                              Name:  Lawrence A. Jacobs
                              Title: Senior Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000

                              FOX ENTERTAINMENT GROUP, INC.



                              By: /s/ Lawrence  A. Jacobs
                                -----------------------------
                              Name:  Lawrence  A. Jacobs
                              Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000

                            FOX BROADCASTING COMPANY



                              By: /s/ Paul Haggerty
                                 -----------------------------
                                 Name:  Paul Haggerty
                                 Title: Executive Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000

                               AHN/FIT CABLE, LLC


                               By: /s/ Daniel Fawcett
                                  -----------------------------
                                  Name: Daniel Fawcett
                                  Title: Executive Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000

                              AHN/FIT INTERNET, LLC



                              By: /s/ Daniel Fawcett
                                 -----------------------------
                              Name: Daniel Fawcett
                              Title: Executive Vice President

                                                              Schedule 1
                                                              ----------

     Directors, Executive Officers and Controlling Persons of the Reporting Persons.


                                                                           Principal Business or
                                                                           Organization in Which
                                      Principal Occupation and              Such Employment is
Name                                      Business Address                       Conducted
---------------------------  -------------------------------------------   ------------------------
K. Rupert Murdoch            Chairman and Chief Executive of News            News Corporation
                             Corporation; Director of News Publishing
                             Australia Limited ("NPAL"); Director of
                             News International plc; Director of News
                             Limited; Director of NAI; Director of TVG
                             Holdings, Inc. ("TVG Holdings"); Director
                             and Chairman of Satellite Television Asian
                             Region Limited ("STAR TV"); Director and
                             Chairman of British Sky Broadcasting Group
                             plc ("BSkyB"); Director, Chairman and
                             Chief Executive Officer of FEG.; Director
                             of Fox Family Worldwide, Inc. ("FFW");
                             Director of Philip Morris Companies Inc.
                             1211 Avenue of the Americas
                             New York, New York 10036

Geoffrey C. Bible            Non Executive Director of News                  Philip Morris
                             Corporation; Chairman and Chief Executive
                             Officer of Philip Morris Companies Inc.
                             ("Philip Morris"); Director of New York
                             Stock Exchange, Inc.
                             120 Park Avenue
                             New York, New York 10017

Chase Carey                  Executive Director and Co-Chief Operating       News Corporation
                             Officer of News Corporation; Director,
                             President and Chief Operating Officer of
                             NAI; Director and Co-Chief Operating
                             Officer of FEG; Chairman and Chief
                             Executive Officer of Fox Television;
                             President and Chief Operating Officer of
                             TVG Holdings; Director of STAR TV;
                             Director of FFW; Director of TV Guide,
                             Inc.; Director of Gateway,


                                                                           Principal Business or
                                                                           Organization in Which
                                      Principal Occupation and              Such Employment is
Name                                      Business Address                       Conducted
---------------------------  -------------------------------------------   ------------------------
                             Inc.; Director
                             of  Colgate University.
                             10201 West Pico Boulevard
                             Los Angeles, CA 90035

Paul Carlucci                Chairman and Chief Executive Officer of         NAI
                             News America Marketing Group; Director of
                             NAI
                             1211 Avenue of the Americas
                             New York, New York 10036

Gareth C.C. Chang            Executive Director of News Corporation;         STAR TV
                             Executive Chairman of STAR TV; Director of
                             Apple Computers Inc.
                             8th Floor, One Harbourfront
                             18 Tak Fung Street
                             Hunghom, Kowloon, Hong Kong

Peter Chernin                Executive Director, President and Chief         News Corporation
                             Operating Officer of News Corporation;
                             Director, Chairman and Chief Executive
                             Officer of NAI ; Director, President and
                             Chief Operating Officer of FEG.; Chairman
                             and Chief Executive Officer of TVG
                             Holdings; Director of TV Guide, Inc.;
                             Director of Tickets.com, Inc.; Director of
                             E*TRADE Group, Inc. ("E*TRADE")
                             10201 West Pico Boulevard
                             Los Angeles, CA 90035

Kenneth E. Cowley/1/         Non Executive Director of News                  News Corporation
                             Corporation; Executive Director of Ansett
                             Australia Holdings Limited; Director of
                             Commonwealth Bank of Australia.
                             2 Holt Street
                             Sydney, New South Wales 2010
                             Australia

Christos Cotsakos            Director of Fox Entertainment Group, Inc.;      E*TRADE
                             President, Chief Executive Officer and a
                             Director of E*TRADE.; Director of several
                             technology companies including Digital
                             Island, Inc., Critical Path Software
                             Incorporated and National Processing
                             Corporation

________________
/1/ Citizen of Australia


                                                                           Principal Business or
                                                                           Organization in Which
                                      Principal Occupation and              Such Employment is
Name                                      Business Address                       Conducted
---------------------------  -------------------------------------------   ------------------------
                             4500 Bohannon Drive
                             Menlo Park, California 94025

David F. DeVoe               Executive Director, Senior Executive Vice       News Corporation
                             President and Chief Financial Officer and
                             Finance Director of News Corporation;
                             Director and Senior Executive Vice
                             President of NAI; Director, Senior
                             Executive Vice President and Chief
                             Financial Officer of FEG; Director of STAR
                             TV; Director of BSkyB; Director and Senior
                             Executive Vice President of TVG Holdings.
                             1211 Avenue of the Americas
                             New York, New York 10036

Anthea Disney                Executive Vice President of News                News Corporation
                             Corporation; Chairman and Chief Executive
                             Officer of News America Publishing Group;
                             Director of NAI; Director of CIT Group
                             1211 Avenue of the Americas
                             New York, New York 10036

Roderick Eddington/1/        Executive Director of News Corporation;         News Corporation
                             Executive Chairman and Director of Ansett
                             Holdings Limited; Director of Ansett
                             Australia Limited; Director and Deputy
                             Chairman of News Limited; Director of
                             John Swire & Sons Pty Ltd
                             2 Holt Street
                             Sydney, New South Wales 2010
                             Australia

Aatos Erkko/2/               Non Executive Director of News Sanoma           Sanoma
                             Corporation; Chairman of Sanoma Corporation
                             ("Sanoma"), a privately owned media company in
                             Finland.
                             P.O. Box 144
                             SF00101 Helsinki, Finland

David Hill                   Chairman of Fox Sports Network; Chairman        Fox Television
                             and Chief Executive Officer of

_________________
/1/ Citizen of Australia
/2/ Citizen of Finland


                                                                           Principal Business or
                                                                           Organization in Which
                                      Principal Occupation and              Such Employment is
Name                                      Business Address                       Conducted
---------------------------  -------------------------------------------   ------------------------
                             Fox Sports Television Group; Chairman of AHN/FIT
                             Cable, LLC; Chairman of AHN/FIT Internet,
                             LLC.
                             10201 West Pico Boulevard
                             Los Angeles, California 90035

Andrew S.B. Knight/3/        Non Executive Director of News Corporation      News Corporation
                             c/o News International plc
                             1 Virginia Street
                             London E1 9XN England

William Mechanic             Chairman and Chief Executive Officer of         Fox Filmed
                             Fox Filmed Entertainment; Director of NAI       Entertainment
                             10201 West Pico Boulevard
                             Los Angeles, California 90035

Lachlan K. Murdoch           Executive Director and Senior Executive         News Corporation
                             Vice President of News Corporation;
                             Chairman and Director of Queensland Press
                             Limited; Director, Chairman, and Chief
                             Executive of News Limited; Deputy Chairman
                             of STAR TV; Director of Beijing PDN Xinren
                             Information Technology Company Ltd;
                             Director of FOXTEL Management Pty Ltd.;
                             2 Holt Street
                             Sydney, New South Wales 2010
                             Australia

Thomas J. Perkins            Non Executive Director of News                  Kleiner Perkins
                             Corporation; Senior Partner at Kleiner
                             Perkins Caufield & Byers ("Kleiner
                             Perkins"); Director of Compaq Computer
                             Corporation;
                             4 Embarcadero Center
                             Suite 3520
                             San Francisco, CA 94111

Bert C. Roberts, Jr.         Non Executive Director of News                  MCI
                             Corporation; Chairman of MCI Worldcom,
                             Inc. ("MCI");
                             1801 Pennsylvania Avenue, N.W.

_________________
/3/ Citizen of United Kingdom


                                                                           Principal Business or
                                                                           Organization in Which
                                      Principal Occupation and              Such Employment is
Name                                      Business Address                       Conducted
---------------------------  -------------------------------------------   ------------------------
                             Washington, D.C. 20006

Jeff Shell                   President of Fox Sports Networks;                Fox Television
                             President of AHN/FIT Cable, LLC; President
                             of AHN/FIT Internet, LLC
                             1440 S. Sepulveda Boulevard
                             Los, Angeles, California 90025

Stanley S. Shuman            Non Executive Director of News                   Allen & Company
                             Corporation; Executive Vice President and
                             Managing Director of Allen & Company
                             Incorporated ("Allen & Company"); Director
                             of NAI; Director of Bayou Steel
                             Corporation;
                             711 Fifth Avenue
                             New York, New York 10176

Arthur M. Siskind            Executive Director, Senior Executive Vice        News Corporation
                             President and Group General Counsel of
                             News Corporation; Director of BSkyB;
                             Director and Executive Vice President of
                             NAI; Director, Senior Executive Vice
                             President and General Counsel of FEG;
                             Director of STAR TV; Director and Senior
                             Executive Vice President of TVG Holdings;
                             1211 Avenue of the Americas
                             New York, New York 10036

Laura D'Andrea Tyson         Director of FEG; Director of Ameritech           University of
                             Corporation, Eastman Kodak Company,              California, Berkeley
                             Healtheon/WebMD Corporation, Human Genome        Haas School of
                             Sciences, Inc. and Morgan Stanley                Business
                             DeanWitter.
                             c/o Haas School of Business
                             545 Student Services Build